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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006

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                        Commission File Number: 001-32689
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                        SUNTECH POWER HOLDINGS CO., LTD.
                 (Translation of registrant's name into English)

                           17-6 Changjiang South Road
                               New District, Wuxi
                             Jiangsu Province 214028
                           People's Republic of China
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F    X     Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ----------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ----------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes          No    X
                                -------     -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 82-     N/A
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                                EXPLANATORY NOTE

    This Amendment No. 1 on Form 6-K is filed solely to correct an error contained in Exhibit 99.1 (Suntech Reports Fourth Quarter and Fiscal Year 2005 Unaudited Financial Results) to Form 6-K filed by Suntech Power Holdings Co. Ltd. (NYSE: STP) on February 14, 2006 (the "Initial Filing"). The line items of "Net income per share and per ADS - Diluted" for the fourth quarter and for the year ended December 31, 2005 and "Shares used in computation - Diluted" for the fourth quarter and for the year ended December 31, 2005 contained in the Condensed Consolidated Statements of Income included in the Initial Filing were erroneous. Technical errors were made in connection with the calculation of "shares used in computation on a diluted basis" for the fourth quarter and for the year ended December 31, 2005 - the effect of the Company's preferred shares outstanding from May to December 2005 was not taken into consideration. This in turn resulted in the miscalculation of "Net income per share and per ADS - Diluted" for the fourth quarter and for the year ended December 31, 2005. As a result, "Shares used in computation - Diluted" for the fourth quarter and for the year ended December 31, 2005 is now 132,872,799 and 116,825,138, respectively, as opposed to the previously reported 103,104,352 and 95,360,059; and "Net income per share and per ADS - Diluted" for the fourth quarter and for the year ended December 31, 2005 is now US$0.08 and US$0.26, respectively, as opposed to the previously reported US$0.09 and US$0.30.

    The correction does not reflect any change in previously reported net revenues or net income. Except for the foregoing, all other information and exhibits to the Initial Filing remain unchanged and are not amended hereby.
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                        SUNTECH POWER HOLDINGS CO., LTD.

                                    Form 6-K

                                TABLE OF CONTENTS

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Signature                                                                    3
Exhibit 99.1 - Press Release                                                 4
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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               SUNTECH POWER HOLDINGS CO., LTD.


                               By:     /s/ Zhengrong Shi
                                     -----------------------------------
                                     Name:  Zhengrong Shi
                                     Title: Chairman and Chief Executive Officer



Date: April 27, 2006